Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Enterprises Announces New Appointments

In Its European and US Operations

Irvine, Calif. (October 31, 2002) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art development technology and business solutions, announced today that it has appointed Regev Yativ as Managing Director, Europe. Most recently, Yativ held the position of COO for Agro Marches International in Paris, a company specializing in eBusiness platforms. In this role, Yativ was responsible for managing Argo Marches’ European branches.

Prior to Agro Marches, Yativ was CEO of Global e-nvestments B.V. Amsterdam and Vice President of International Sales at Edusoft, a NASDAQ listed company that develops and markets educational software. Yativ brings with him vast experience in European sales and management. He will be based in the Magic offices in the Netherlands, which recently moved from Bunnik to Houten.

Yativ succeeds Oren Inbar, who has been appointed President & CEO of Magic Software Enterprises, Inc., Magic’s subsidiary in Irvine, California. Inbar has served as Vice President and Managing Director, Europe since May 2000. Prior to this role Inbar held several positions in Magic including Sales Manager and Managing Director of Magic’s Israeli operation.

In an additional move, to boost Magic’s professional services organization, Richard Ashlock has been appointed Professional Services Director, Europe. Prior to his assignment at Magic, Ashlock worked at Magic Minds where he was responsible for Magic Minds' Media Factory, Human Resources, Facilities and ICT.  He has also held senior professional services and general management positions in companies such as NerveWire, Razorfish, Cambridge Technology Partners and Apple Computers. Ashlock will be responsible for Magic’s professional services throughout Europe.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.